Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING

London, United Kingdom, 21 May 2012 – Randgold Resources announces the following under DTR 3.1:

(a)	Dr D M Bristow a director of the Company acquired 13,480 ordinary shares of the Company on 18 May 2012 at a price of US$76.55.

Dr D M Bristow’s shareholding in the Company is now 737,730 ordinary shares or 0.8% of the Company’s current issued share capital.

(b)	Mr G P Shuttleworth, a director of the Company acquired 2,938 ordinary shares of the Company on 18 May 2012 at a price of US$76.55.

Mr G P Shuttleworth’s shareholding in the Company is now 30,938 ordinary shares or 0.03% of the Company’s current issued share capital.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 7711338	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com